DECHERT LLP
1900 K Street, N.W.
Washington, D.C.  20006
(202) 261-3300

December 24, 2013

VIA EDGAR CORRESPONDENCE

Larry L. Greene, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Brown Advisory Funds –
Registration Statement on Form N-1A
File Nos. 333-181202 and 811-22708

Dear Mr. Greene:

On behalf of Brown Advisory Funds (the “Trust”), which filed Post-Effective Amendment No. 11 to its registration statement on Form N-1A (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC” or “Commission”) on October 11, 2013 for the purpose of adding the Brown Advisory Mortgage Securities Fund (the “Fund”) as a new investment series of the Trust, I wish to respond to the comments on the Registration Statement that you recently provided to me by telephone.  The proposed responses on behalf of the Trust to each of the comments are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1.  Prospectus – Page 1 – Shareholder Fees

Comment:  If the Fund does not charge a “Maximum Sales Charge (Load) imposed on Purchases (as a % of the offering price)” nor a “Maximum Deferred Sales Charge (Load) imposed on Redemptions (as a % of the sales price),” disclosure relating to those fees can be removed from the “Shareholder Fees” table.

Response:  The Fund has determined to continue to disclose “None” with respect to the “Maximum Sales Charge (Load) imposed on Purchases (as a % of the offering price)” and “Maximum Deferred Sales Charge (Load) imposed on Redemptions (as a % of the sales price).”  Therefore, no change has been made to the “Shareholder Fees” table.

2.  Prospectus – Page 3 – Principal Investment Strategies

Comment:  Please confirm that the font size meets the requirements under Form N-1A.

Response:  The Fund has reviewed the disclosures and confirms that the font size meets the requirements under Form N-1A.

3.  Prospectus – Page 3 – Principal Investment Strategies

Comment:  Please confirm that the disclosure conforms with the disclosure guidance contained in the July 30, 2010 letter from Barry Miller, Associate Director of the Office of Legal and Disclosure, addressed to Karrie McMillan, General Counsel of the Investment Company Institute, regarding derivatives-related disclosures by investment companies.

Response:  The Fund has reviewed the disclosure regarding the Fund’s ability to invest in derivatives and has determined that the disclosure is appropriate and that no further disclosure is necessary at this time.

4.  Prospectus – Page 3 – Principal Investment Strategies

Comment:  Please confirm that the use of the term “mortgage-related” in the Fund’s 80% policy is consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”).

Response:  The Fund believes that the 80% policy is consistent with Rule 35d-1.  In particular, the Fund believes that investing in “mortgage-related” securities is consistent with the requirement under Rule 35d-1 to invest at least 80% of its assets in the type of investment suggested by its name as the terms “mortgage securities” and “mortgage-backed securities” are synonymous for these purposes.

5.  Prospectus – Page 3 – Principal Investment Strategies

Comment:  Please explain when derivatives may be counted towards the Fund’s 80% investment policy.

Response:  As noted in the last sentence of the third paragraph of the Principal Investment Strategies, the Fund will count derivatives towards the Fund’s 80% investment policy if those derivatives have economic characteristics similar to the other investments that are included in the Fund’s 80% investment policy.  The Fund believes that this is consistent with the Rule 35d-1 adopting release, which stated that an investment company may “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”1

1	Investment Company Names, SEC Release No. IC-24828 (Jan. 17, 2001) at n. 13.

6.  Prospectus – Page 4 – Principal Investment Strategies

Comment:  In the last paragraph relating to temporary defensive positions, please state that the Fund may, during temporary defensive periods, make investments inconsistent with its investment objective.

Response:  The requested disclosure has been added.

7.  Prospectus – Page 4 – Principal Investment Risks

Comment:  Please consider adding additional risk disclosure relating to the risks of volatility in the markets under “Market Risk.”

Response:  The Fund notes that the “Market Risk” disclosure states that the portfolio securities held by the Fund are susceptible to “volatile increases and decreases in value.”  As a result, no change has been made in response to this comment.

8.  Prospectus – Page 7 – Principal Investment Strategies

Comment:  Please confirm when the Fund will treat RMBS as illiquid securities.

Response:  Consistent with SEC staff guidance, the Fund confirms that it will treat RMBS as illiquid to the extent that the Fund cannot sell or dispose of the RMBS in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investments on its books.

9.  Prospectus – Page 10 – Table of Investment Terms

Comment:  Please confirm that the definition of “Duration” reflects that duration is a measure of volatility to changes in interest rates.

Response:  As noted in the first sentence of the definition, duration is used to “determine the sensitivity of a security’s price to changes in interest rates.”  Therefore, no change has been made in response to this comment.

10.  Prospectus – Page 17 – Fund Expenses

Comment:  Please confirm that the contractual expense limitation agreement should not be disclosed in the Fee Table.

Response:  The Trust confirms that the contractual expense limitation agreement should not be disclosed in the Fee Table because the Fund’s estimated expenses for its initial fiscal year are not expected to be in excess of the amount provided for in the expense limitation agreement.  With respect to this matter, the Trust acknowledges that Instruction 3(e) to Item 3 of Form N-1A permits a fund to include disclosure relating to a contractual expense limitation agreement only when the agreement reduces the fund’s operating expenses.

11.  Prospectus – Page 21 – When and How NAV is Determined

Comment:  In the second sentence of the second paragraph of that section, please add the word “business” between “next” and “day’s.”

Response:  The requested change has been made.

12.  Prospectus – Page 33 – Check Clearance

Comment:  In the second sentence, please remove the word “relevant.”

Response:  The requested change has been made.

13.  Prospectus – Page 34 – Customer Identification Program

Comment:  Please confirm that the Trust has appointed an AML Compliance Officer.

Response:  The Trust confirms that it has appointed an AML Compliance Officer.

14.  Part B – Statement of Additional Information – Page 22 – Fundamental Limitations – Concentration

Comment:  Please change the phrase “more than 25%” to “25% or more” in the policy relating to concentration of investments.

Response:  The Fund believes that the phrase “more than 25%” is consistent with the SEC staff’s previously provided guidance relating to concentration of investments.  In particular, Guide 19 stated that “[i]t is the position of the staff that investments (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration.”2

15.  Part B – Statement of Additional Information – Page 22 – Fundamental Limitations – Concentration

Comment:  Please add the phrase “or group of industries” following industry in the policy relating to concentration of investments.

2	See Investment Companies–Mutual Funds—Registration Statements, SEC Release No. IC-13436 (Aug. 12, 1983). (Emphasis added)

Response:  The Fund believes that the current disclosure is consistent with the SEC staff’s guidance relating to concentration of investments.  As noted above, Guide 19 stated that “[i]t is the position of the staff that investments (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration.”3

16.  Part B – Statement of Additional Information – Page 22 – Fundamental Limitations – Concentration

Comment:  With respect to the disclosure concerning limitations on concentration, consider revising the disclosure regarding the discussion of certain of the exceptions to the limitations described.

Response:  The interpretation to the fundamental investment policy relating to the concentration of investments provides that the Fund will look through underlying investment companies for concentration purposes.  Therefore, no change has been made in response to this comment.

17.  Part B – Statement of Additional Information – Page 30 – Conflict of Interest for Portfolio Managers

Comment:  Please confirm whether investment personnel are subject to a code of ethics and whether such personnel may purchase securities of issuers held by the Fund, as required by Item 17(e) of Form N-1A.

Response:  The Fund notes that the disclosure required by Section 17(e) of Form N-1A is disclosed on page 46, as set forth below:

The Trust, the Adviser and the Distributor have each adopted a code of ethics under Rule 17j-1 of the 1940 Act which are designed to eliminate conflicts of interest between the Funds and personnel of the Trust, the Adviser and the Distributor. The codes permit such personnel to invest in securities, including securities that may be purchased or held by the Funds, subject to certain limitations.

Therefore, no change has been made in response to this comment.

18.  Part B – Statement of Additional Information – Page 38 – Portfolio Holdings

Comment:  Please clarify the current ongoing arrangements the Fund had with its service providers, or others, under which nonpublic information about the Fund’s portfolio securities is made available in real-time on a daily basis. In particular, please disclose all such relationships and provide a comprehensive list of those service providers and other entities, as required by Item 16(f)(1)(v) of Form N-1A.

3	Id. (Emphasis added)

Response:  The Fund confirms that a comprehensive list of all service providers which receive information about the Fund’s portfolio securities is currently provided in the fifth paragraph of this section, which lists the following service providers and other entities: the fund administrator, fund accountant, custodian, transfer agent, auditors, counsel to the Fund or the Board, broker-dealers (in connection with the purchase or sale of securities or requests for price quotations or bids on one or more securities) and regulatory authorities.

*           *           *           *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

• the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

• the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

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